NOTE :  POUR DEPOT SUR SEDAR

October 31, 2003

Ontario Securities Commission
Suite 800, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8

Attention:  Continuous Disclosure

Dear Sirs:

RE:      Campbell Resources Inc.
         Material Change Report

Attached please find a conformed copy of the Material Change Report - Form 27 dated October 31, 2003. A copy of the Press Release of October 31, 2003 is attached.

Yours very truly,

CAMPBELL RESOURCES INC.



/s/ Lorna D. MacGillivray
---------------------------------------------
Lorna D. MacGillivray
Vice President, Secretary and General Counsel

Encl.
c.c.

The Toronto Stock Exchange
The Director, Corporations Branch
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Minister of Justice, New Brunswick
Department of Justice, Newfoundland and Labrador
Department of the Attorney General, Nova Scotia
Director of Corporations, Department of Justice, PEI
Quebec Securities Commission
Saskatchewan Securities Commission
Registrar of Securities, NWT
Registrar of Securities, Nunavut
Registrar of Securities, Yukon

                              MATERIAL CHANGE FORM

              UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO);
               SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA);
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)
               SECTION 118(1)(b) OF THE SECURITIES ACT (ALBERTA)
            SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA)



ITEM 1.      REPORTING ISSUER

             Campbell Resources Inc.
             1155 University St., Suite 1405
             Montreal, Quebec   H3B 3A7

ITEM 2       DATES OF MATERIAL CHANGE

             October 30, 2003

ITEM 3       PRESS RELEASE

             Issued by Campbell Resources Inc. ("Campbell") (CCH:TSX; CBLRF:
             OTC-BB) on October 31, 2003 at Montreal, Quebec, Canada

ITEM 3A      FILING OF MATERIAL CHANGE WITH STOCK EXCHANGES

             Toronto Stock Exchange

ITEM 4       SUMMARY OF MATERIAL CHANGE

Campbell. reached an agreement with Investissement Quebec, for the repayment of $10,000,000 of its $16,500,000 loan to Corporation Copper Rand ("CCR"), owner of the Copper Rand Project, plus accrued interest, through the issuance of common shares of Campbell at an issue price of $1.025 per share. The agreement also permits the previously announced conversion of interests held in CCR by Fonds de solidarite FTQ, SOQUEM INC., and Societe de developpement de la Baie James into common shares of Campbell also at a conversion price of $1.025 per share to proceed. (See press release dated June 6, 2003).

Following completion of this transaction, Campbell will hold a 76% interest in CCR and have approximately 84,500,000 shares issued and outstanding.

Campbell announces resumption of work at Copper Rand Project.

ITEM 5       FULL DESCRIPTION OF MATERIAL CHANGE

             See attached Press Release dated October 31, 2003

ITEM 6       RELIANCE OF SECTION 75 (3) OF THE ACT

             N/A

ITEM 7       OMITTED INFORMATION

             N/A

ITEM 8       OFFICER OF THE CORPORATION KNOWLEDGEABLE ABOUT THE MATERIAL CHANGE:

             Lorna D. MacGillivray
             Vice President, Secretary and General Counsel
             Telephone: (416) 366-5201
             Facsimile: (416) 367-3294

ITEM 9       STATEMENT OF SENIOR OFFICER

             "The foregoing accurately discloses the material change referred to herein".

             DATED at Toronto this 31st day of October 2003

                                   CAMPBELL RESOURCES INC.



                                   /s/Lorna D. MacGillivray
                                   ---------------------------
                                   Lorna D. MacGillivray,
                                   Vice President, Secretary and General Counsel

[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release


          CAMPBELL RESOURCES INCREASES ITS PARTICIPATION IN COPPER RAND
                         AND RESUMES WORK ON THE PROJECT

--------------------------------------------------------------------------------


MONTREAL, OCTOBER 31, 2003 - CAMPBELL RESOURCES INC. (TSX : CCH; OTCBB : CBLRF) announces the resumption of work at its Copper Rand 5000 Project with commercial production expected to be achieved by the end of 2004.

Resumption of work on the Project follows an agreement reached with Investissement Quebec, for the repayment of $10,000,000 of its $16,500,000 loan to Corporation Copper Rand ("CCR"), owner of the Copper Rand Project, plus accrued interest, through the issuance of common shares of Campbell at an issue price of $1.025 per share. The agreement also permits the previously announced conversion of interests held in CCR by Fonds de solidarite FTQ, SOQUEM INC., and Societe de developpement de la Baie James into common shares of Campbell also at a conversion price of $1.025 per share to proceed. (See press release dated June 6, 2003).

Following completion of this transaction, Campbell will hold a 76% interest in CCR and have approximately 84,500,000 shares issued and outstanding. The agreement with Investissement Quebec is subject to regulatory approval.

"In effect, we have reduced our debt and increased our participation in the Copper Rand Project from 26% to 76% - excellent news for the shareholders of Campbell", stated Andre Fortier, President and Chief Executive Officer of Campbell. "Being both the operator and the principal shareholder of Copper Rand, we are in a position to complete the project by the end of 2004."

Over the past three years, CCR has invested approximately $32 million in the development of the Project, principally for the deepening of the #4 shaft to the 4060 foot level and the driving of a ramp to gain access to the mineral resources in the mineralised zone below the 4730 foot level. From now to the end of 2004, the ramp will be completed to the 4730 foot level, a conveyor will be installed to transport the ore and waste and the rehabilitation of the mill will be completed.

OUTLOOK

"Taking into account the work plan envisaged and with control of the project, we are confident that the development of the Copper Rand Mine will be completed. By 2005, Copper Rand will employ approximately 180 employees and is expected to produce approximately 40,000 ounces of gold per year, bringing Campbell's annual production to over 100,000 ounces along with 20,000,000 pounds of copper, including production from the Joe Mann Mine", stated Mr. Fortier.


                                                                              /2



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                                      - 2 -



CAMPBELL RESOURCES is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.
Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com


RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media : Dominic Sicotte : dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com